EXHIBIT 99.1

For Immediate Release 22-55-TR	Date:	October 6, 2022

Teck Provides Steelmaking Coal Sales and Pricing Update

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today provided unaudited third quarter 2022 steelmaking coal sales volumes and realized prices.

Our third quarter steelmaking coal sales were 5.6 million tonnes, within our revised guidance of 5.5 – 5.9 million tonnes. The realized steelmaking coal price in the third quarter averaged US$304 per tonne. We expect to report negative provisional pricing adjustments of $191 million in the third quarter due to the decline in steelmaking coal prices during the quarter.

Our third quarter 2022 financial results are scheduled for release on October 27, 2022.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com